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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                    SOLICITATION / RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                AMENDMENT NO. 2

                           SHERIDAN HEALTHCARE, INC.
                           (Name of Subject Company)

                           SHERIDAN HEALTHCARE, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Titles of Classes of Securities)

                                   823781109,
                                   823781208
                             ---------------------
                    (CUSIP Numbers of Classes of Securities)

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                              JAY A. MARTUS, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                           SHERIDAN HEALTHCARE, INC.
                        4651 SHERIDAN STREET, SUITE 400
                            HOLLYWOOD, FLORIDA 33021
                                 (954) 987-5822
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   Copies to:

                          STEPHEN K. RODDENBERRY, ESQ.
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                             ONE S.E. THIRD AVENUE
                                   28TH FLOOR
                              MIAMI, FLORIDA 33131
                                 (305) 374-5600

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     This Amendment No. 2 amends and supplements the Schedule 14D-9
Solicitation/Recommendation Statement (the "Schedule 14D-9") relating to a tender offer by Vestar/Sheridan, Inc., a Delaware corporation (formerly known as Vestar/Calvary, Inc.) (the "Purchaser") and a wholly owned subsidiary of Vestar/Sheridan Holdings, Inc., a Delaware corporation (formerly known as Vestar/Calvary Holdings, Inc.) ("Parent") and a wholly owned subsidiary of Vestar/Sheridan Investors, LLC, a Delaware limited liability company (formerly known as Vestar/Calvary Investors, LLC) ("Holdings"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), and Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" and, together with the Common Stock, the "Shares"), of Sheridan Healthcare, Inc., a Delaware corporation (the "Company"), at a price of $9.25 per Share net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 1999, as amended (the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

     Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9 or the Offer to Purchase.

ITEM 2. TENDER OFFER OF THE BIDDER.

     Item 2 of the Schedule 14D-9 is hereby amended by adding the following after the first paragraph thereof:

     "At 12:00 Midnight, New York City time, on Tuesday, April 27, 1999, the Offer expired. Based on the information provided by the Depositary, 98.3% of the Shares (which number includes approximately 1,628,759 Shares subject to guaranty of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for the tendered and accepted Shares at the purchase price of $9.25 per Share in cash.

     The consummation of the Offer was publicly announced in a press release issued by Parent on April 28, 1999. The press release is filed as Exhibit
(a)(13) hereto and incorporated herein by reference."

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended by adding the following:

(a)(13) -- Press Release dated April 28, 1999 (incorporated by reference to
           Exhibit (d)(11) of the Schedule 13E-3, as amended).

(c)(18) -- Credit Agreement (Tender Offer Financing), dated as of April 26,
           1999, by and among Vestar/Sheridan, Inc., Vestar/Sheridan Holdings, Inc., the Lenders (as defined therein) and NationsBank, N.A. (incorporated by reference to Exhibit (c)(18) of the Schedule 13E-3, as amended).

(c)(19) -- Credit Agreement (Permanent Financing), dated as of April 26, 1999, by and among Vestar/Sheridan, Inc., Vestar/Sheridan Holdings, Inc., each Subsidiary Guarantor (as defined therein), the Lenders (as defined therein) and NationsBank, N.A. (incorporated by reference to Exhibit (c)(19) of the Schedule 13E-3, as amended).

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

                                          SHERIDAN HEALTHCARE, INC.

                                          By: /s/ Mitchell Eisenberg, M.D.
                                            ------------------------------------
                                               Chairman, President and Chief
                                                      Executive Officer

April 28, 1999

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                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
(a)(13)        --   Press Release dated April 28, 1999 (incorporated by
                    reference to Exhibit (d)(11) of the Schedule 13E-3, as
                    amended).
(c)(18)        --   Credit Agreement (Tender Offer Financing), dated as of April
                    26, 1999, by and among Vestar/Sheridan, Inc.,
                    Vestar/Sheridan Holdings, Inc., the Lenders (as defined
                    therein) and NationsBank, N.A. (incorporated by reference to
                    Exhibit (c)(18) of the Schedule 13E-3, as amended).
(c)(19)        --   Credit Agreement (Permanent Financing), dated as of April
                    26, 1999, by and among Vestar/Sheridan, Inc.,
                    Vestar/Sheridan Holdings, Inc., each Subsidiary Guarantor
                    (as defined therein), the Lenders (as defined therein) and
                    NationsBank, N.A. (incorporated by reference to Exhibit
                    (c)(19) of the Schedule 13E-3, as amended).

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